SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                 SCHEDULE 13G/A

                                (AMENDMENT NO. 4)

                    Under the Securities Exchange Act of 1934


                         GOODRICH PETROLEUM CORPORATION
                                (Name of Issuer)

                           COMMON STOCK $.20 PAR VALUE
                         (Title of Class of Securities)

                                   382410 10 8
                                 (CUSIP Number)

CUSIP No. 382410 10 8

1.    Name of Reporting Persons and IRS or SS Identification Number:
      (a)      Henry Goodrich
2.    Check the Appropriate Box if a Member of a Group:
      (a)      N/A
      (b)      N/A
3.    SEC Use Only
4.    Citizenship or Place of Organization:
      (a)      United States
Number of Shares Beneficially Owned by Each Reporting Person with:
5.    Sole Voting Power
      528,800*
6.    Shared Voting Power
      0
7.    Sole Dispositive Power
      528,800*
8.    Shared Dispositive Power
      0
9.    Aggregate Amount Beneficially Owned by Each Reporting Person
      528,800*
10.   Check if the Aggregate Amount in Row 9 Excludes Certain Shares
      No
11.   Percent of Class Represented by Amount in Row 9
      9.9%
12.   Type of Reporting Person
      IN


* Includes 519,019 shares held by HGF Partnership, a Louisiana partnership owned by Henry Goodrich and Walter G. Goodrich. Henry Goodrich is the managing general partner of HGF Partnership, and Walter G. Goodrich holds an indirect general partnership interest. Henry Goodrich exercises sole voting and investment power with respect to the shares held by the partnership. Henry Goodrich and Walter G. Goodrich beneficially own an aggregate of 1,128,972 shares or 21.07% of the outstanding shares of Common Stock deem to be outstanding.

CUSIP No. 382410 10 8

13.  Name of Reporting Persons and IRS or SS Identification Number:
     (b)      HGF Partnership
14.  Check the Appropriate Box if a Member of a Group:
     (c)      N/A
     (d)      N/A
15.  SEC Use Only
16.  Citizenship or Place of Organization:
     (b)      United States
     Number of Shares Beneficially Owned by Each Reporting Person with:
17.  Sole Voting Power
     509,019
18.  Shared Voting Power
     0
19.  Sole Dispositive Power
     509,019
20.  Shared Dispositive Power
     0
21.  Aggregate Amount Beneficially Owned by Each Reporting Person
     509,019
22.  Check if the Aggregate Amount in Row 9 Excludes Certain Shares
     No
23.  Percent of Class Represented by Amount in Row 9
     9.5%
24.  Type of Reporting Person
     PM

Item 1(a)    Name of Issuer:
             Goodrich Petroleum Corporation
Item 1(b)    Address of Issuer's principal executive offices:
             815 Walker Street, Suite 1040
             Houston, TX 77002
Item 2(a)    Name of person filing:
             1.  Henry Goodrich
             2.  HGF Partnership
Item 2(b)    Address of principal business office or, if none, residences:
             1.  333 Texas Street, Suite 1375
                 Shreveport, LA  71101
             2.  Same
Item 2(c)    Citizenship:
             1.  United States
             2.  Organized in Louisiana
Item 2(d)    Title of class of securities:
             Common Stock, $.20 par value
Item 2(e)    CUSIP Number:  382410 10 8
Item 3       Not Applicable
Item 4       Ownership:
             (a) Amount beneficially owned:
                 528,800*
             (b) Percent of class:
                 9.9%
             (c) Number of shares as to which such person has:
                 (i)   sole power to vote or to direct the vote -
                       528,800*
                 (ii)  shared power to vote or to direct the vote -
                       0
                 (iii) sole  power  to  dispose  or to  direct  the
                       disposition of - 528,800*
                 (iv)  shared power to dispose or to direct the disposition of -
                       0
Item 5-10    Not Applicable



* Includes 509,019 shares held by HGF Partnership, a Louisiana partnership owned by Henry Goodrich and Walter G. Goodrich. Henry Goodrich is the managing general partner of HGF Partnership, and Walter G. Goodrich holds an indirect general partnership interest. Henry Goodrich exercises sole voting and investment power with respect to the shares held by the partnership. Henry Goodrich and Walter G. Goodrich beneficially own an aggregate of 1,128,972 shares or 21.07% of the outstanding shares of Common Stock deem to be outstanding.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Dated:            February 11, 2000





/s/Henry Goodrich
------------------
Henry Goodrich



HGF Partnership




/s/Henry Goodrich
------------------
Name:    Henry Goodrich
Title:   Managing Partner